

October 3, 2011

Via E-Mail

Paul G. Dannhauser, Esq.
Derenthal & Dannhauser LLC
1999 Harrison Street
Oakland, CA 94612

> **Re:** **WNC California Housing Tax Credits, L.P.**
> **Revised Preliminary Schedule 14A**
> **Filed September 29, 2011**
> **File No. 000-20058**
>
> **Amended Schedule 13E-3**
> **Filed September 29, 2011 by WNC California Housing Tax Credits, L.P.**
> **File No. 005-54007**

Dear Mr. Dannhauser:

We have reviewed your filings and have the following comments.

Amended Schedule 13E-3

1.   We do not agree with the analysis and conclusion set forth in your response to prior comment 1. We note that while your response indicates that the company intended to seek unitholder approval of each property sale subsequent to the unitholder approval of the plan of liquidation, the October 2010 proxy statement does not state that intention. We also note that while your response addresses the intent of the company or its general partner to effect a sale of substantially all of the company's assets, the definition of going private transaction in Rule 13e-3(a)(3) refers to transactions that which have either the reasonable likelihood or purpose of producing one of the stated effects. While the staff of the Division of Corporation Finance will not undertake any further review of this disclosure in the Schedule TO-T at this time, the staff comment remains outstanding.

2.   We note the revisions made in response to prior comment 2. Please revise the cover page of the Schedule 13E-3 to list all of the filing persons.

3.   In addition, each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comment.

4.   We note your response to prior comment 3. Please refile the appraisals as exhibits to the Schedule 13E-3.

Revised Preliminary Proxy Statement

Selected Financial Data, page 17

5.   We note your response to prior comment 14. We reissue the portion of the comment seeking the disclosure of the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. <u>See</u> Item 1010(a)(3) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions